FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2003

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item

1.	Our consolidated financial statements as of June 30, 2003.

2.	Operating and financial review and prospects as of June 30, 2003.

3.	The report of independent public accountants on interim financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and

Operating and Financial Review and Prospects

as of June 30, 2003

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003 (2)

Principal Business:	Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-	Of the articles of incorporation: October 4, 1990.
-	Of the last change to the bylaws: January 21, 2003 (2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (2).

Capital structure: See Note 6.

(1)	Corresponding to the new Company’s corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 2.3.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	June 30, 2003	December 31, 2002
CURRENT ASSETS
Cash and banks (Note 3.1.a)	29	46
Investments (Notes 22.a) and b)	562	353
Trade receivables (Note 3.1.b)	264	315
Other receivables (Note 3.1.c)	179	194
Inventories (Note 3.1.d)	17	15
Other assets (Note 3.1.e)	3	3

Total current assets	1,054	926

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	5	5
Other receivables (Note 3.1.c)	119	113
Investments (Note 22.a)	16	18
Fixed assets (Note 22.c)	7,859	8,476
Intangible assets (Note 22.d)	86	87

Subtotal noncurrent assets	8,085	8,699

Goodwill on investment in Telefónica (Note 3.1.k)	335	346

Total noncurrent assets	8,420	9,045

Total assets	9,474	9,971

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	355	416
Bank and other financial payables (Note 3.1.g)	3,001	3,687
Payroll and social security taxes payable (Note 3.1.h)	68	73
Taxes payable (Note 3.1.i)	82	96
Other payables (Note 3.1.j)	59	54
Reserves (Note 22.e)	4	3

Total current liabilities	3,569	4,329

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	65	68
Bank and other financial payables (Note 3.1.g)	3,225	3,902
Payroll and social security taxes payable (Note 3.1.h)	24	28
Other payables (Note 3.1.j)	79	65
Reserves (Note 22.e)	183	160

Total noncurrent liabilities	3,576	4,223

Total liabilities	7,145	8,552
MINORITY INTEREST IN SUBSIDIARIES	1,120	849
SHAREHOLDERS’ EQUITY (per related statement)	1,209	570

Total liabilities, minority interest in subsidiaries and shareholders’ equity	9,474	9,971

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	June 30, 2003	June 30, 2002
NET REVENUES	1,337	1,835
COST OF SERVICES PROVIDED (Note 3.1.l)	(971)	(1,212)

Gross profit	366	623
ADMINISTRATIVE EXPENSES (Note 22.h)	(182)	(219)
SELLING EXPENSES (Note 22.h)	(79)	(287)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA	(11)	(11)

Operating income	94	106
(LOSS) INCOME ON EQUITY INVESTMENTS	(1)	2
FINANCIAL INCOME (LOSS) ON ASSETS
Exchange differences	(111)	153
Interest and financial charges	38	(13)
Holding (losses) gains on inventories	(1)	1
Inflation loss on monetary accounts	(3)	(794)
FINANCIAL INCOME (LOSS) ON LIABILITIES
Exchange differences	1,317	(4,668)
Interest and financial charges	(339)	(229)
Holding gains of derivative financial instruments	5	—
Tax on interest paid and on the financial cost of corporate indebtedness	—	(15)
Depreciation of intangible assets	(15)	(4)
Tax on checking account debits and credits	(6)	—
Inflation gain on monetary accounts	4	618
Other	—	2
OTHER EXPENSES, NET (Note 3.1.m)	(34)	(52)

Income (loss) for the period before income tax and minority interest in subsidiaries	948	(4,893)
INCOME TAX (Note 2.5.m)	—	51
MINORITY INTEREST IN SUBSIDIARIES	(285)	1,520

Net income (loss) for the period	663	(3,322)

Net earnings (losses) per common share for the period (2)	0.125	(0.626)

(1)	See Note 2.3.
(2)	Basic and diluted earnings (losses) per common share calculated considering Cointel’s net income (loss) for the period after deducting preferred dividends, divided by the average number of common shares of the period (see Notes 2.5.p) and 5.).

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	Shareholders’ contributions
	Common			Preferred
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Description	Face value			Face value
Balances as of December 31, 2001	531	1,542	34	14	44	2	2,167
Balances modification (see Note 2.4.a) 3.)	—	—	—	—	—	—	—

Modified balances as of December 31, 2001	531	1,542	34	14	44	2	2,167
Adjustment to preferred stock’s redemption value (b)	—	22	—	—	—	(22)	—
Net loss for the six-month period ended June 30, 2002	—	—	—	—	—	—	—

Balances as of June 30, 2002	531	1,564	34	14	44	(20)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Net income for the six-month period ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Transition adjustment due to the application of new accounting principles in Telefónica (c)	—	—	—	—	—	—	—
Net income for the six-month period ended June 30, 2003	—	—	—	—	—	—	—

Balances as of June 30, 2003	531	1,562	34	14	44	(18)	2,167

	Retained earnings (losses)
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)	Total
Balances as of December 31, 2001	226	838	(124)	3,107
Balances modification (see Note 2.4.a) 3.)	—	—	(33)	(33)

Modified balances as of December 31, 2001	226	838	(157)	3,074
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net loss for the six-month period ended June 30, 2002	—	—	(3,322)	(3,322)

Balances as of June 30, 2002	226	838	(3,479)	(248)
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net income for the six-month period ended December 31, 2002	—	—	818	818

Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Transition adjustment due to the application of new accounting principles in Telefónica (c)	—	—	(24)	(24)
Net income for the six-month period ended June 30, 2003	—	—	663	663

Balances as of June 30, 2003	226	838	(2,022)	1,209

(a)	See Note 2.3.
(b)	See Note 5.
(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002 (2)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	June 30, 2003	June 30, 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	591	343
Cash and cash equivalents at beginning of year/period	399	154

Increase in cash and cash equivalents	192	189

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the period	663	(3,322)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Income tax	—	(51)
Financial expenses (3) (4)	(1,011)	4,965
Fixed assets depreciation	641	696
Material consumption	17	29
Depreciation of intangible assets	19	10
Depreciation of goodwill on investment in Telefónica	11	11
Cost of goods sold	9	20
Holding gains in derivative financial instruments	(5)	—
Increase in allowances and reserves (5)	30	209
Loss / (Income) on equity investments	1	(2)
Holding losses / (gains) in inventories	1	(1)
Minority interest in subsidiaries	285	(1,520)
Changes in assets and liabilities:
Trade receivables	45	10
Other receivables	(7)	(52)
Inventories	(12)	(8)
Trade payables	(54)	66
Payroll and social security taxes payable	(8)	(4)
Taxes payable	29	(63)
Other payables	(2)	(66)
Reserves (5)	(1)	(13)
Collected interests	19	9
Payment of tax on minimum presumed income	(50)	—

Total cash flows from operating activities	620	923

Cash flows used in investing activities:
Purchases of fixed assets (6) (7)	(41)	(118)

Total cash flows used in investing activities	(41)	(118)

Cash flows (used in) provided by financing activities:
Increase in bank and other financial payables	47	80
Decrease in bank and other financial payables	(138)	(499)
Interest paid	(295)	(193)
Increase in intangible assets (8) (9)	(1)	(4)

Total cash flows used in financing activities	(387)	(616)

Total increase in cash and cash equivalents	192	189

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 29 million and 562 million, respectively, as of June 30, 2003; (ii) 46 million and 353 million, respectively, as of December 31, 2002 (cash at the beginning of the fiscal year), (iii) 27 million and 316 million, respectively, as of June 30, 2002 and (iv) 90 million and 64 million, respectively, as of December 31, 2001.
(2)	See Note 2.3.
(3)	In 2003 and 2002, net of a gain of 71 million and a loss of 54 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency, respectively.
(4)	In 2002, net of a gain of 35 million corresponding to monetary loss originated by local currency cash and cash equivalents.
(5)	Net of deferred tax assets.
(6)	In 2002, net of 46 million of capitalized exchange differences.
(7)	In 2002, net of 11 million financed by trade payables and bank and other financial payables.
(8)	In 2002, net of 6 million of capitalized exchange differences.
(9)	In 2003 and 2002, net of 17 million and 8 million, respectively, financed by trade payables.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 AND COMPARATIVE INFORMATION (See Note 2.7.)

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of June 30, 2003 and its statements of operations and cash flows for the six-month period ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the six-month period ended June 30, 2003, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and for the six-month period ended June 30, 2002 (see Note 2.7.), the Company has used Telefónica and Telinver’s consolidated financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.2., 2.4., 2.5. and 2.7.). In addition, pursuant to new accounting standards (see Note 2.4.), in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver’s transactions may be considered to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the comparative financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

In addition, the accounting rules mentioned above require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”) are not significant, Telefónica has decided not to include financial statements consolidated with that company as supplementary information. In management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of June 30, 2003 and December 31, 2002 and for the six month-periods ending June 30, 2003 and 2002 does not constitute a significant omission considering the Company’s financial statements taken as a whole.

As of June 30, 2003, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services (4)	1,746,052,429	(3)	64.83		Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(2)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	Telefónica’s interest in Telinver amounts to 99.99%.
(3)	Includes 2,355 treasury shares. See Note 4.
(4)	See Note 1.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in RT No. 6. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 21., on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of June 30, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC - Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of June 30, 2002 and December 31, 2002, presented for comparative purposes as described in Note 2.7., arise from the restatement of the amounts included in the financial statements as of those dates in constant currency as of February 28, 2003, and from applying the new accounting principles indicated in Note 2.4.a)3. See Notes 2.3. and 2.7.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.5.g).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 3.3% for the period March 2003 through June 2003.

The CPCECABA considers that the conditions for the application of the restatement for inflation set forth in RT No. 6 continue as of June 30, 2003. The summary of consolidated balance sheet and consolidated results of operations for the six-month period ended June 30, 2003 arising after applying the referred resolution computing the variation in the wholesale price index for the period March through June 2003 is as follows (in millions of Argentine pesos):

Balance Sheet:
Current assets	1,054
Noncurrent assets	8,152

Total assets	9,206

Current liabilities	3,569
Noncurrent liabilities	3,576

Total liabilities	7,145

Minority interest in subsidiaries	1,030

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	529
Net income (1)	502

Total Shareholders’ Equity	1,031

(1)	The effect on net income arising from applying the resolution above mentioned was mainly generated by the financial results.

In addition, balances as of June 30 and December 31, 2002, presented for comparative purposes (see Note 2.7.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through June 2003.

2.3.	Fiscal year-end change and comparative financial statements

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the six-month period ended June 30, 2003 and comparative information corresponding to the statements of operations, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2002 (See Note 2.7.).

2.4.	Accounting principles applied

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18 and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, with the amendments adopted by the CNV. See Note 2.2.

For purposes of segment reporting required by RT No. 18 the Company has identified that its most significant activity derives from its ownership interest in Telefónica. Additionally, Telefónica’s business segment information is disclosed in Note 17.

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, indicating the information about related parties to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved RT No. 21 with certain amendments. RT No. 21, in force for the fiscal years beginning on or after April 1, 2003, authorizes its early adoption. As of the date of issuance of these financial statements, the approval by CNV of the referenced RT was pending.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria, which have been recorded by the Company, its controlled companies and related company, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the 2003 fiscal year is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.7.) has not been significant.

2.	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes, that the first year of application, accounting balances of the previous years are not to be corrected.

3.	Deferred tax

Until December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.m).

The cumulative effect on shareholders’ equity at the beginning of the six-month period ended June 30, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 33 million.

b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, the Company decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 5.)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above and that therefore they are a part of the Company’s shareholder’s equity.

2.	Goodwill on investment in Telefónica

According to the RT No. 19, as of June 30, 2003 and December 31, 2002, the Company presents the goodwill on its investment in Telefónica in a specific line of the consolidated balance sheet segregated from the line “Intangible assets”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in Telefónica”.

2.5.	Valuation methods

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.2. and 2.4.)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.g), 2.5.i), 2.5.m), 5., 8., 12., 15. and 21. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management becomes aware of them (see Note 21.).

Final results may significantly differ from those estimated by the Company’s and Telefónica’s Management. The Company’s financial statements may not include all adjustments that could result from the development of these matters. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

Investments in Government bonds in foreign currency: valued at the exchange rate at the end of the period.

Investments in Government bonds with an adjustment clause in U.S. dollars: valued at the exchange rate indicated by the Banco Central de la República Argentina (“BCRA”).

Investments in mutual funds: measured at their net realizable value.

c)	Receivables and payables (except bank and other financial payables):

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. Therefore, pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of June 30, 2003 and December 31, 2002 this rate stood at approximately 1% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, if any, which does not differ significantly from discounted value.

Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 11.1.) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond”: was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period/year according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply them against future taxes (see Note 15.1.).

Tax credit certificates (“TCC”): were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 15.2.).

Universal Service contribution (see Note 14.): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process has been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value. Telefónica determines the cost in accordance with the weighted average cost.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

Telefónica’s 50% interest in ECL as of June 30, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of June 30, 2003 and December 31, 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of June 30, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 19.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

g)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the six-month period ended June 30, 2003 amounts to 2 million (restated as indicated in Note 2.2.). During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences were not material due to the stabilization of exchange rate and to the decrease in construction in process.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.2., which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of June 30, 2003 and December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1., derive from the pending renegotiation with the Government, whether the participation of the Company in the recorded amount of Telefónica’s telecommunications fixed assets as of June 30, 2003 of 5,086 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, depends on the outcome of such renegotiation.

h)	Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4. related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in Note 2.2., is depreciated by the straight-line method over a 10-year term.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.2., and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations of Telefónica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica’s negotiable obligations that have been settled in the exchange offer on August 7, 2003 have been fully amortized in the period based on the number of bonds actually exchanged through the referred exchange offer (see Note 8.3.1.).

The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i)	Goodwill on investment in Telefónica:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of June 30, 2003, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of June 30, 2003 in the amount of 335 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

j)	Bank and other financial payables:

-	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of June 30, 2003 and December 31, 2002.

-	In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of June 30, 2003 and December 31, 2002, respectively. See Note 22.g).

k)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of June 30, 2003, the amount booked for such purpose is 187 million.

l)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fix exchange rate between the yen/euro and the U.S. dollar for these obligations paying for this coverage a fixed percentage. Telefónica values the covered obligations at the period/year end closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see Note 2.4.a)2.).

m)	Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the variables which affect future tax results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 12.1), and considering current tax strategies and that Cointel’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years.

For the six-month period ended June 30, 2003, Cointel has estimated a taxable income in the income tax of approximately 125 million that if the tax results as of the end of the fiscal year are also a tax gain, will be fully offset with tax loss carryforward existing at the beginning of the fiscal year. For the six-month period ended June 30, 2002, the Company had determined the existence of income tax loss.

As of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 938 million (historical value), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable.

Telefónica has estimated taxable income of approximately 913 million for the interim period ended June 30, 2003 that will result in tax payable if tax results continue to be a gain at the end of the fiscal year, and which, should that be the case, could be offset against cumulative tax loss carryforwards existing at the beginning of the year in Telefónica.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis a tax loss carryforward of approximately 3,715 million (1,300 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel and Telefónica will mature as follows:

Available until	Tax loss carryforward (historical value, in millions)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balance (in millions of Argentine pesos):

	June 30, 2003		December 31, 2002
Deferred tax assets
Tax loss carryforwards	1,264	(1)	1,646
Exchange differences deductible in future fiscal years	217		249
Allowance for doubtful accounts	107		133
Interests deductible in future fiscal years	—		60
Accrual for contingencies and other non-deductible allowances	69		61
Other non-deductible accruals	44		33

	1,701	(2)	2,182	(2)
Allowance for deferred tax assets	(1,544	)(2)	(2,023	)(2)

Subtotal	157		159

Deferred tax liabilities
Fixed assets	(131)		(138)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(12)		(7)

Subtotal	(157	)(2)	(159	)(2)

Total	—		—

(1)	Net of 364 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the six-month period ended June 30, 2003.
(2)	As of June 30, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 63 million, 2 million and 61 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84 million, 2 million and 82 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the six-month period ended June 30, 2003 and a tax gain for the six-month period ended June 30, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	June 30,
	2003	2002
Net income (loss) before tax at statutory income tax rate	232	(1,181)
Permanent differences:
Income on equity investments	—	(1)
Non deductible expenses / (Non taxable earnings)	22	(2)
Inflation restatement effect	121	(678)
Reversal of allowance for deferred tax assets	(479)	—
Goodwill depreciation	4	4
Allowance for deferred tax assets	—	2,339
Effect of minority interest	100	(532)

Income tax benefit	—	(51	) (a)

(a)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the six-month period ended June 30, 2002.

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year/period. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month period ended June 30, 2003, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 5,000 pesos, which was charged to income of the period. In the consolidated statement of income for the six-month period ended June 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of September 30, 2001, on the basis of its recoverability analysis considering current information.

Telefónica has determined a minimum presumed income tax charge for the six-month period ended June 30, 2003 in the amount of 22 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 66 million (43 million considering the Company’s interest in Telefónica) and 49 million (32 million considering the Company’s interest in Telefónica) as of June 30, 2003 and December 31, 2002, respectively, are fully recoverable depends upon the final outcome of the tariff issue (See Note 12.1.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

n)	Shareholders’ equity accounts:

-	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

-	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

-	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.2.

-	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.2.

-	Reserve for future dividends: as of June 30, 2003 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 7.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

o)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the six-month period ended on June 30, 2003 include approximately 43 million corresponding to the one time effect of this type of agreements.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of June 30, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 22 million.

Statement of operations accounts for the six-month period ended June 30, 2003 have been restated in constant pesos at the end of the period (see Note 2.2.) as follows:

-	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

-	charges for the use, depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see Note 2.2.); and

-	financial income and expense, restated in constant pesos (see Note 2.2.), are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

p)	Net earning (losses) per common share:

The Company calculates the net earnings/(losses) per common share considering Cointel’s net income (loss) of the period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Comparative financial statements

According to RT No. 8, the Company’s financial statements as of June 30, 2003 and for the six-month period then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2002.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the six-month period ended June 30, 2002. Therefore, considering the change in the fiscal year-end from September 30 to December 31 of each year (see Note 2.3.), the statements of operations, cash flows, changes in shareholders’ equity, the breakdown of main accounts and the exhibits disclosing accounts variations as of June 30, 2002, comprise the six-month period between January 1 and June 30, 2002, to enable comparison with the results and variations for the six-month period ended June 30, 2003. The above-mentioned statements, the breakdown of main accounts and the exhibits for that six-month period were calculated by the Company by subtracting from the amounts corresponding to the financial statements for the nine-month period ended June 30, 2002, the amounts corresponding to the financial statements for the three-month period ended December 31, 2001, after computing the effects of the new accounting principles (see Note 2.4.).

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.2.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting to 8.3 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of June 30, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$93 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of June 30, 2003 and December 31, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the six-month periods ended as of June 30, 2003 and 2002, respectively, amount to approximately 3.3% and 3.5% of net sales and balances as of June 30, 2003 and December 31, 2002, are, respectively, 66 million pesos and 75 million.

Of the above-mentioned balances as of June 30, 2003 not yet collected as of the date of issuance of these financial statements, approximately 46 and 2 million for Telefónica and Telinver, respectively, were past due as of June 30, 2003. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of June 30, 2003. The portion of net value booked related to these receivables that Telefónica estimated that will be collected within twelve months has been classified as noncurrent as of June 30, 2003 and December 31, 2002 (see Note 3.1.b) and 3.2.).

2.9.	Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of each period/year, the main accounts were made up as follows (foreign currency balances are presented in Note 22.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

a)	Cash and banks:

	June 30, 2003	December 31, 2002
Cash	1	1
Banks (1)	28	45

Total	29	46

(1)	In 2003 and 2002, includes 9 million and 11 million, respectively, from provincial bonds and 8 million and 3 million, respectively, from federal bonds.

b)	Trade receivables:

	June 30, 2003		December, 31 2002
	Current	Noncurrent (2)	Current	Noncurrent
Past due (1)	365	27	445	30
Current	200	—	250	—

Subtotal	565	27	695	30
Allowance for doubtful accounts (Note 22.e)	(301)	(22)	(380)	(25)

Total	264	5	315	5

(1)	As a result of refinancing of past-due receivables, approximately 13 million and 19 million of refinanced receivables are disclosed as current receivables as of June 30, 2003 and December 31, 2002, respectively.
(2)	See Notes 2.8. and 3.2.

c)	Other receivables:

	June 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	7	—
Prepayments to vendors	2	—	2	—
Related companies (5)	45	1	42	—
Financial prepayments	10	—	12	—
Prepaid rentals	—	—	2	—
Prepaid services	18	1	22	1
Tax credit certificates (1)	16	8	15	15
Legal deposits	3	—	3	—
Value Added Tax	—	—	2	—
Tax on minimum presumed income	—	70	—	52
Patriotic Bond (2)	47	37	61	41
Net deferred income tax assets (4)	—	1,544	—	2,023
Other	31	2	26	4

Sutotal	179	1,663	194	2,136
Allowance for other receivables (3)	—	(1,544)	—	(2,023)

Total	179	119	194	113

(1)	See Note 15.2.
(2)	See Note 15.1.
(3)	See Note 22.e).
(4)	See Note 2.5.m).
(5)	Includes receivables with TYSSA Telefónica y Sistemas S.A. (“TYSSA”), Telefónica Data de Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Adquira Argentina S.A. (“Adquira”), Telefónica Comunicaciones Personales S.A. (“TCP”), Atento Argentina S.A. (“Atento”) and Telefónica Internacional Holding B.V. (“TIHBV”).

d)	Inventories:

	Current
	June 30, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	6	3
Telephone equipment and other equipment	15	15
Prepayments to vendors	2	4

Subtotal	24	22
Allowance for impairment in value and slow turnover (1)	(7)	(7)

Total	17	15

(1)	See Note 22.e)

e)	Other assets:

	Current
	June 30, 2003	December 31, 2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	June 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	245	—	301	—
Management fee	63	—	74	—
Billing on account and behalf of cellular and audiotext companies	32	—	25	—
Services collected in advance (1)	5	65	2	68
Other	10	—	14	—

Total	355	65	416	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	June 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	4	—	6	—
Bank loans and long-term financing	130	314	157	425
Imports financing	25	34	61	28
Related company – TISA (2)	2,771	—	3,377	—
Negotiable obligations (1)	71	2,877	86	3,449

Total	3,001	3,225	3,687	3,902

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.
(2)	In 2003 and 2002, includes 352 million and 357 million, respectively, corresponding to the Company (see Note 10.2.) and 2,419 million and 3,020 million, respectively, corresponding to Telefónica (see Note 8.3.3.).

h)	Payroll and social security taxes payable:

	June 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	38	1	44	—
Social security taxes payable	14	—	14	—
Pre-retirement agreements and others (1)	14	23	12	28
Other	2	—	3	—

Total	68	24	73	28

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and June 30, 2003 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	June 30, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	18	17
Value added tax	15	—
Tax on minimum presumed income (net of prepayment)	19	49
Other	20	17

Total	82	96

j)	Other payables:

	June 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	8	54	5	32
International Telecommunications Union	21	—	21	—
Related companies (2)	4	—	1	—
Other	26	25	27	33

Total	59	79	54	65

(1)	Foreign currency swaps (see Note 2.8.).
(2)	Includes payables with Atento and TCP.

k)	Goodwill on investment in Telefónica:

	Original value	Depreciation
	At beginning of year	At beginning of year	For the period/ year	At end of period/year	Net book value
Six-month period ended June 30, 2003	449	103	11	114	335

Three-month fiscal year ended December 31, 2002	449	97	6	103	346

l)	Cost of services provided:

	June 30, 2003	June 30, 2002
Telecommunications services (Note 22.h)	962	1,184
Cost of services provided (Note 22.f)	9	28

Total	971	1,212

m)	Other expenses, net:

	June 30, 2003	June 30, 2002
Employee terminations	26	20
Contingencies	12	37
Miscellaneous, net	(4)	(5)

Total (Note 22.h)	34	52

3.2	AGING OF ASSETS AND LIABILITIES AS OF JUNE 30, 2003:

	Assets					Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables (d)	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:

Up to three months	—	124		2	11	—	—	—	—
From three to six months	—	37		—	4	—	—	—	—
From six to nine months	—	10		4	1	—	—	—	—
From nine to twelve months	—	20		—	—	—	—	—	—
From one to two years	—	109		6	3	—	—	—	1
From two to three years	—	37		—	2	—	—	—	—
Over three years	—	55		—	—	—	—	—	—

At sight:	28	—		29	—	5	1	21	38

Current:
Up to three months	534	179		76	320	2,870	30	41	10
From three to six months	—	8		18	7	78	7	1	—
From six to nine months	—	10		28	6	40	24	—	10
From nine to twelve months	—	3		16	1	8	6	19	—
From one to two years	—	—		53	3	1,738	10	—	14
From two to three years	—	—		—	3	74	6	—	14
From three to four years	—	—		—	3	234	4	—	13
From four to five years	—	—		66	3	1,066	2	—	12
Over five years	—	—		—	53	113	2	—	25

Subtotal	562	592		298	420	6,226	92	82	137
Allowance for doubtful accounts	—	(323)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	562	269		298	420	6,226	92	82	138

Percentage accruing interest at fixed rate	92%	1%		9%	—	51%	—	—	45%
Percentage accruing interest at variable rate	—	65	%(b)	28%	—	47%	—	—	—
Percentage with variable return	5%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	9%	—	—	6%
Average interest rate in local currency	11%	62%		4%	—	10%	—	—	—

(a)	Trade receivables balances includes 27 million past-due classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.8.).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	See Notes 8.3.1.a) and b).

4.	CORPORATE REORGANIZATION

TESA, the indirect controlling shareholder of Telefónica, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Telefónica’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

As a consequence of the above mentioned reorganization, Telefónica spin off its assets and liabilities related to the data transmission business and no longer holds any interest in TCP, TDA (formerly known as Advance Telecomunicaciones S.A.) and TYSSA, whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of Telefónica and of the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by Telefónica’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of Telefónica for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.24 (restated as described in Note 2.2.) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

5.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 21.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER (see Note 21. to the consolidated financial statements) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note).

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million over.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of June 30, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2002 (3)	Thirteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	1	6

	14	(5)	40	5	1	6

(1)	See Note 6.
(2)	See b) in this Note.
(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of June 30, 2003, plus the adjustment for the CER as of June 30, 2003.
(4)	Preferred dividends accrued during the six-month period ended June 30, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 36,000 pesos and 1,174,000 pesos, respectively.
(5)	The table may not sum due to rounding in millions. See Note 6.

As of June 30, 2003 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. The Company believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of June 30, 2003 is comprised of an initial negative balance as of December 31, 2002 of 19 million (restated as described in Note 2.2.) and an increase of 1 million (restated as described in Note 2.2.) corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 7.d) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

6.	CAPITAL STOCK

Below	is the Company’s capital status as of June 30, 2003:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 5.b)

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company’s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term business strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

During 2002, additional factors have had material effects on Telefónica´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income, after prior-years accumulated losses are absorbed (as described in item d) of this Note), must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends:

As of June 30, 2003, the Company carries accumulated losses of 2,022 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted. Additionally, as of and for the six-month period ended June 30, 2003, the Company’s net income amounts to 663 million. As provided by section 71 of Law No. 19,550, earnings can not be distributed until prior-years accumulated losses are absorbed.

In relation to the restrictions related to the dividends of preferred shareholders, see Note 5.

8.	FINANCIAL DEBT

8.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing.

As of June 30, 2003, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$894 million (equivalent to 2,502 million).

The Company and Telefónica general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and the current economic policies, bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 21., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 21.).

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

As of June 30, 2003, the Company and Telefónica have financial and banking debt for the equivalent of 6,116 million, of which 3,160 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of June 30, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2.	The Company

8.2.1.	Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

8.2.2.	Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company’s Series “A” noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company’s Series “B” noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” noteholders rejected the amendments mentioned above. See Note 8.3.1.b).

On December 28, 2000, the meetings of the Holders of the Company’s Negotiable obligations approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (restated as described in Note 2.2.) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.3.	Telefónica

8.3.1.	Negotiable obligations

As of June 30, 2003, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(b)
05/98	US$ 400(a)	10	05/2008	9.125	(b)
06/02	US$71.4	4	07/2006	9.875	(c)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first series under the global program. Accordingly, the amount of principal owed as of June 30, 2003, for such issuance is US$368.5 million.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 27% of the total initial principal amount.

Exchange of Negotiable Obligations

On May 19, 2003 Telefónica’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.8 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220.1 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$51.9 million in cash. Additionally Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Series A notes issued in July 1997 for US$225 million and Series B notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375%, respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.2 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.2 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 8.3.3., Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

After the exchange completed on August 7, 2003, Telefónica’s outstanding notes and amounts are as follows:

Month and year of issuance	Nominal amount (in millions)	Term (in years)	Maturity (month and year)	Annual interest rate (%)	Use of proceeds
11/94	US$81	10	11/2004	11.875	(a)
05/98	US$125.6	10	05/2008	9.125	(a)
06/02	US$71.4	4	07/2006	9.875	(b)
08/03	US$189.8	4	11/2007	11.875	(b)
08/03	US$220.1	7	11/2010	9.125	(b)
08/03	$0.2(c)	8	11/2011	10.375	(b)
08/03	US$148.2	8	11/2011	8.85	(b)

(a)	Financing of investments in fixed assets in Argentina.
(b)	Refinancing of liabilities
(c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The shareholders’ meeting of Telefónica held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

8.3.2.	Long-term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 314 million as of June 30, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.	Other financing – Related Parties

As of June 30, 2003, Telefónica and Telinver owed approximately 2,419 million (about US$864 million) to related parties, which matures through August 2003. These loans accrued interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of August 8, 2003, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 8.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, Telefónica settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s negotiable obligations denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

As of the date of issuance of these financial statements, pursuant to the exchange transaction described in Note 8.3.1.b), in August 2003 Telefónica transferred as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Series A and B) to TISA, thereby settling financial debts of Telefónica with TISA in an equivalent amount.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of June 30, 2003 these assets have a net book value of about 627 million (restated as described in Note 2.2.), of which approximately 548 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1.	Affiliates (amounts expressed in millions of Argentine pesos)

10.1.1.	Telinver

As of June 30, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 35 million as of June 30, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 8.1. and 12.

10.1.2.	ECL

As of June 30, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2.	Section 33 - Law No. 19,550 companies and related companies

Section 33 - Law No. 19,550 companies

As of June 30, 2003, there are eleven outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the six-month period ended June 30, 2003, interests converted into principal under the above-mentioned loans amounted to US$5 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of June 30, 2003	Maturity date	Principal as of June 30, 2003 (in millions of US$)
06-07-01	03-10-03	09-10-03	40.0
07-26-01	04-30-03	10-30-03	11.4
07-27-01	04-30-03	10-30-03	10.4
09-13-01	03-18-03	09-18-03	4.8
03-29-02	04-21-03	09-19-03	11.5
07-29-02	01-29-03	07-29-03 (b)	0.3
07-30-02	01-30-03	07-30-03 (b)	2.6
07-24-02	01-24-03	07-24-03 (b)	10.6
05-09-02	04-30-03	(a)	16.0	(a)
01-30-03	N/A	07-30-03 (b)	0.9
01-30-03	N/A	07-30-03 (b)	13.6

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced, setting April 30, 2003 as its maturity date and on such date refinanced together with second installment, setting July 30, 2003 as its new maturity date). On July 30, 2003, the Company refinanced the first and the second installment until September 19, 2003. As of June 30, 2003, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.
(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of June 30, 2003, the book value of the above-mentioned loans amounts to US$126 million (equivalent to 352 million as of June 30, 2003) of which US$122 million corresponds to the principal amount and approximately US$4 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of June 30, 2003, the Company has classified as current liabilities, maturing in September 2003, a loan of US$7 million (equivalent to 19 million at the exchange rate in effect at June 30, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the six-month periods ended June 30, 2003 and 2002, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 18 million and 11 million (restated as described in Note 2.2.), respectively.

During the six-month periods ended June 30, 2003 and 2002, the Company received administrative services from Telefónica for approximately 61,000 pesos and 67,000 pesos (restated as described in Note 2.2.), respectively.

Additionally, as of June 30, 2003 and December 31, 2002, the Company maintained with Telefónica loans for approximately 2 million and 3 million, respectively; and as of June 30, 2003, the Company maintained with TIHBV (one of the Company’s shareholders) other receivables for 1 million.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 8.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA becomes into the main holder of the Company’s negotiable obligations in the amount of US$174 million (see Note 8.3.3.).

10.2.1.	Agreement signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2.	Commitments related to TCP

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

10.2.3.	Telefónica’s consolidated outstanding balances and transactions with related companies (restated as described in Note 2.2.)

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica maintains a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement. In addition, on October 30, 2002, TESA notified Telefónica about the exercise of the option to extend the duration of the Management Agreement for an additional period of five years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Management Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

During the six-month periods ended June 30, 2003 and 2002, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent (in millions of Argentine pesos):

	June 30,
	2003	2002
Management Fee:
Telefónica S.A. - Sucursal Argentina	55	80

Net income (loss) from goods and services:
TCP	52	65
TDA	15	20
Atento	(5)	(8)
Telefónica Ingeniería de Seguridad S.A.	(2)	(3)
Telefónica Data USA	(1)	—
Emergia Argentina S.A.	3	2
Adquira	(1)	—
C.P.T. Telefónica Perú	2	(6)
T-Gestiona	—	(2)
TESA	—	(1)
Telefónica Mundo	—	1

Total	63	68

Net financial charges
TISA	122	151
TCP	—	(1)
Atento	—	(1)
Telefónica Holding de Argentina S.A.	—	(1)
Cointel	—	(1)

Total	122	147

Telefónica’s and Telinver’s consolidated balances with the Operator (TESA) and other of the Company’s shareholders and other related companies as of June 30, 2003 and December 31, 2002 are (in millions of Argentine pesos):

	June 30, 2003	December 31, 2002
ASSETS
Trade receivables
CTC Mundo S.A.	6	6
Emergia Argentina S.A.	8	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A.	1	1
C.P.T. Telefónica Perú	2	—
TESA	1	—

Total Trade receivables	19	12

Other receivables
TCP	—	4
TDA	32	27
Cointel	2	3
T-Gestiona	5	5
TYSSA	1	1
Adquira	1	1
Atento	6	4

Total Other receivables	47	45

TOTAL ASSETS	66	57

	June 30, 2003	December 31, 2002
LIABILITIES
Trade Payables
TESA	2	4
Telefónica S.A. - Sucursal Argentina (1)	64	76
Emergia Argentina S.A.	69	70
Telefónica Procesos y Tecnología de la Información	1	27
Emergia Uruguay	9	11
Telefónica Servicios Audiovisuales	1	1
Telefónica Sistemas S.A.	1	—
C.P.T. Telefónica Perú	3	4
Telefónica Empresas S.A. Brasil	1	—
Telefónica Investigación y desarrollo	1	1

Total Trade Payables	152	194

Bank and Financial Liabilities
TISA (2)	2,419	3,020

Total Bank and Financial Liabilities	2,419	3,020

Other payables
TESA (Top Program)	8	9
TCP	4	—
Atento	—	1

Total Other payables	12	10

TOTAL LIABILITIES	2,583	3,224

(1)	Includes 63 million and 74 million as of June 30, 2003 and December 31, 2002, respectively, corresponding to liabilities by management fee.
(2)	See Note 8.3.3.

11.	COMMITMENTS

11.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 21. The charges for the service received during the periods ended June 30, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment) and US$12.3 million, in twelve equal monthly installments.

11.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 26 million are pending.

12.	TARIFF SYSTEM

12.1.	Tariff agreement

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as its successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree No. 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree No. 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law No. 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it can not be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Contract, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management can not predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

12.2.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

13.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of June 30, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 105 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of June 30, 2003 Telefónica has paid approximately 6.6 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million (historical currency) arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million (historical currency) in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million (historical currency) of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criteria to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (a company currently merged with Telefónica) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC 18771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos“, to be managed by the International Telecommunications Union (UIT). Telefónica, both with respect to its own operations and as successor of the rights and obligations of Telefónica Larga Distancia de Argentina S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see note 3.1.j), which Telefónica understands is its total liability as of June 30, 2003. Telefónica has solid grounds to hold that this liability should not be considered in delinquency. However, as of the date of issuance of these financial statements and as this claim is fairly recent, Telefónica and its legal advisors are analyzing its legal grounds and the actions to be taken to defend its rights in relation to this issue.

14.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of

Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

-	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

-	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

-	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of the date of issuance of these financial statements, not a single carrier has requested this service. (See Note 12.1.)

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of June 30, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree No. 1657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with Government debt securities, one of which is the Patriotic Bond.

Subsequently, under Decree No. 2243/02, established an 80 million monthly quota for the application of tax credits originated in the interest coupons related to the Government debt securities previously mentioned. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Also, through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the coupons corresponding to such bonds were included in the regime established by Decree No. 2243/02.

Telefónica has valued and disclosed its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Telefónica has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.5.c).

15.2.	Tax Credit Certificates

During August 2001, under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 44% as of June 30, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, Telefónica settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million adjusted by CER.

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. Currently, the eligible shares under the Program total 17,481 involving a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. The total cost of the program for Telefónica is 2.4 million euro based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and social security taxes and other expenses” in Note 22.h).

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica. The eligible shares under the program as of June 30, 2003 and December 31, 2002 total 102,759 and 103,070 options, respectively, involving a total amount of 2,671,734 and 2,679,820, as of that dates.

17.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations (local and long distance services) and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Basic Telephone Services	Yellow Pages	Consolidation adjustments (1)	Total
June 30, 2003
Net revenues to unaffiliated customers	1,324	13	—	1,337
Net intersegment revenues	3	—	(3)	—

Total Net Revenues	1,327	13	(3)	1,337

Net Income	802	10	—	812
Depreciation of fixed assets and intangible assets	658	2	—	660
Investment on Fixed assets and Intangible assets	59	—	—	59
Total Assets	9,053	88	(1)	9,140
Total Liabilities	5,833	123	(1)	5,955
Investments in equity method investees	3	—	—	3

(1)	Corresponding to elimination of intersegment balances and operations.

18.	AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

19.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

20.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No.78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

21.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN THE ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see Note 12.1.).

(f)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(g)	suspension of dismissals without right cause until December 31, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect Telefónica’s and the Company’s business relations, have been challenged in legal actions by third parties, to which Telefónica or the Company are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company has prepared these financial statements, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to June 2003, there was an increase in the Argentine consumer price index of 43.9% and an increase in the Argentine wholesale price index of 112.5% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of August 7, 2003, the selling exchange rate for U.S. dollars on this market was 2.93 pesos. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see Note 22.g), on the consolidated net foreign currency liability position as of June 30, 2003, was an increase of approximately 258 million.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.g), 2.5.i), 2.5.m), 5., 8., 12., 15. and 19.

22.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	June 30, 2003								December 31, 2002
Denomination and features of securities	Class	Face value		Quantity		Inflation adjusted cost (2)	Value by equity method	Book value	Book value
Current (4)

BCRA Bonds (5)	—	US$	1	5,000,000		—	—	14	—
US Treasury Bonds	—	US$	1,000	10,000		—	—	28	5

								42	5

Noncurrent (3)

Other investments	—		—	—		—	—	13	13
Subsidiaries and affiliates ECL (6)	Common		$1.0	12,000	(1)	33	3	3	5

								16	18

								58	23

(1)	In shares.
(2)	Restated in Argentine pesos as described in Note 2.2.
(3)	See Note 2.5.f).
(4)	See Note 2.5.b).
(5)	Corresponds to Government bonds with an adjustments clause in US Dollars.
(6)	Financial Statements for the fiscal year ended June 30, 2003 approved by ECL’s Board of Directors on August 4, 2003, with unqualified auditor report by Abelovich, Polano & Asociados dated August 4, 2003.

b)	OTHER INVESTMENTS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	June 30, 2003	December 31, 2002
Main account and features	Book value	Book value
Current investments
Foreign currency deposits	448	347
Local currency deposits	44	1
Mutual funds	28	—

Total	520	348

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	Amount at beginning of year	Increases (2)	Net retirements and transfers	Amount at the end of period/year
Land	117	—	—	117
Buildings	1,738	—	1	1,739
Switching equipment	4,142	—	6	4,148
Transmission equipment	3,686	—	20	3,706
Network installation	7,537	—	2	7,539
Telephones, switchboards and booths	626	7	(8)	625
Furniture, software and office equipment	1,000	—	12	1,012
Automobiles	32	1	(7)	26
Construction in process	229	25	(39)	215
Materials (1)	103	10	(19)	94
Prepayment to vendors	11	(2)	—	9

Total June 30, 2003	19,221	41	(32)	19,230

Total December 31, 2002	19,202	37	(18)	19,221

	Depreciation					Net book value as of June 30, 2003	Net book value as of December 31, 2002
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year	Retirements	Accumulated at the end of period/ year
Land	—	—	—	—	—	117	117
Buildings	452	50	22	—	474	1,265	1,286
Switching equipment	2,989	10	166	—	3,155	993	1,153
Transmission equipment	2,169	10	159	—	2,328	1,378	1,517
Network installation	3,655	15	219	—	3,874	3,665	3,882
Telephones, switchboards and booths	587	5	21	(8)	600	25	39
Furniture, software and office equipment	861	1 - 3	53	—	914	98	139
Automobiles	32	5	1	(7)	26	—	—
Construction in process	—	—	—	—	—	215	229
Materials	—	—	—	—	—	94	103
Prepayment to vendors	—	—	—	—	—	9	11

Total June 30, 2003	10,745		641	(15)	11,371	7,859

Total December 31, 2002	10,439		313	(7)	10,745		8,476

(1)	“Net retirements and transfers” includes transfers from construction in process to materials for 2 million.
(2)	In 2003, capitalized interests in construction in process amounts to 2 million. See Note 2.5.g).

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	At beginning of year	Increases		At end of period/year
Licenses to use the logo and trademarks	50	—		50
Assignment of rights	22	—		22
No competition clause	5	—		5
Cost associated with the issuance of debt	56	18	(3)	74
Licenses (Frequencies) (1)	59	—		59

Total June 30, 2003	192	18		210

Total December 31, 2002	183	9		192

	Depreciation				Net book value as of June 30, 2003	Net book value as of December 31, 2002
Main account	At beginning of year	For the period/ year		At end of period/ year
Licenses to use the logo and trademarks	12	2		14	36	38
Assignment of rights	12	1		13	9	10
No competition clause	3	—		3	2	2
Cost associated with the issuance of debt	29	15	(2)	44	30	27
Licenses (Frequencies) (1)	49	1		50	9	10

Total June 30, 2003	105	19		124	86

Total December 31, 2002	101	4		105		87

(1)	At end of period/year, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero at the end of period/year.
(2)	Includes 11 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 8.3.1. as mentioned in Note 2.5.h).
(3)	Includes expenses that have been estimated.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	June 30, 2003						December 31, 2002
Account	Balances at beginning of year	Increases		Decreases (2)		Balances at end of the period	Balances at end of the year
Deducted from current assets:

For doubtful accounts	380	4	(1)	(83	)(4)	301	380
For impairment in value and slow turnover	7	—		—		7	7

	387	4		(83)		308	387
Deducted from noncurrent assets:

For doubtful accounts	25	—		(3	)(4)	22	25
For other receivables - deferred tax assets (3)	2,023	—		(479)		1,544	2,023

	2,048	—		(482)		1,566	2,048
Total June 30, 2003	2,435	4		(565)		1,874

Total December 31, 2002	2,597	27	(1)	(189)			2,435

Included in current liabilities:

Contingencies	3	2		(1)		4	3

	3	2		(1)		4	3
Included in noncurrent liabilities:

Contingencies	160	24		(1)		183	160

Total June 30, 2003	163	26	(5)	(2)		187

Total December 31, 2002	130	31		2			163

(1)	Included in Selling expenses in the consolidated statement of operations.
(2)	Include the monetary gain (loss) effect on balances.
(3)	See Note 2.5.m).
(4)	Includes decreases of the allowance for doubtful accounts.
(5)	Includes 12 million in Other expenses, net and 14 million in Financial income on liabilities in the consolidated statement of operations.

f)	COST OF SERVICES PROVIDED (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	June 30, 2003	June 30, 2002
Inventories at beginning of year/period (2)	22	51

Purchases	7	8

Operating expenses (Note 22.h)	5	8

Holding (loss) / gains	(1)	1

Subtotal	33	68

Inventories at end of the period	(24)	(40)

Total (Note 3.1.l)	9	28

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2003, net of 2 million corresponding to the paper consumption provision of Telinver.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 21.)

	June 30, 2003				December 31, 2002
	Amount in foreign currency (in million) (5)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (4)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS
Current assets
Investments	175	US$	2.80	490	104	US$	352
Trade receivables	13	US$	2.80	36	19	US$	63
	2	SDR	3.92	9	2	SDR	8
	—		£4.64	1	—	—	—
Other receivables (1) (2)	30	US$	2.80	82	31	US$	105
	3	EURO	3.21	10	3	EURO	11

Total current assets				628			539

Noncurrent assets
Investments	5	US$	2,70	13	5	US$	13
Other receivables (2)	13	US$	2.82	37	12	US$	41

Total noncurrent assets				50			54

Total assets				678			593

LIABILITIES
Current liabilities
Trade payables	33	US$	2.80	93	42	US$	143
	4	SDR	3.92	17	5	SDR	21
	4	EURO	3.21	13	2	EURO	9
	—		£4.64	1	—		£1
Bank and other financial payables	1,055	US$	2.80	2,956	1,071	US$	3,633
	1,113		¥0.023	26	1,116		¥32
	2	EURO	3.21	7	2	EURO	8
Other payables	3	US$	2.80	9	1	US$	5
	3	EURO	3.21	8	3	EURO	9

Total current liabilities				3,130			3,861

Noncurrent liabilities
Bank and other financial payables	1,005	US$	2.80	2,815	1,009	US$	3,424
	7,260		¥0.023	170	7,779		¥223
	20	EURO	3.21	65	22	EURO	79
Other payables	19	US$	2.80	54	9	US$	32

Total noncurrent liabilities				3,104			3,758

Total liabilities				6,234			7,619

(1)	In 2003 and 2002, include 11 million and 15 million, respectively, corresponding to prepayments of fixed assets purchase and row materials and supplies.
(2)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at June 30, 2003.
(3)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.2.
(4)	Includes figures less than a million.
US$:	US dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds

h)	EXPENSES INCURRED (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	June 30, 2003					June 30, 2002
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other payroll expenses	124	27	20	—	171	263
Fixed assets depreciation	588	47	6	—	641	696
Fees and payments for services	141	72	28	—	241	319
Directors’ and statutory auditors’ fees	—	2	—	—	2	1
Insurance	—	8	—	—	8	6
Material consumption and other expenditures	22	2	3	—	27	28
Management fee	48	7	—	—	55	80
Transportation	6	—	1	—	7	8
Taxes, charges and contributions	15	1	5	—	21	25
Rentals	20	3	1	—	24	50
Commissions	—	—	11	—	11	17
Allowance for doubtful accounts	—	—	4	—	4	172
Depreciation of intangible assets	3	1	—	—	4	6
Employee terminations	—	—	—	26	26	20
Tax on checking account debits and credits	—	12	—	—	12	27
Other	—	—	—	8	8	32

Total 2003	967	182	79	34	1,262

Total 2002	1,192	219	287	52		1,750

(1)	Includes 5 million and 8 million corresponding to cost of services provided for the six-month periods ended June 30, 2003 and 2002, respectively.

23.	SUBSEQUENT EVENTS FROM JUNE 30, 2002 TO AUGUST 8, 2003

Bank and other financial payables

On July 30, 2003, the Company signed an assignment agreement with Telefónica and TISA, through which TISA assigned to the Company all rights and commitments arisen from certain loan agreements signed with Telefónica and, after the transfer of the receivable owed by Telefónica to TISA, the Company received from Telefónica 40.4 million corresponding to such contracts.

The Company has paid-off the interest on Negotiable obligations Series A and B, which mature on August 2003 (see Note 8.2.2.).

Operating and Financial Review and Prospects

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) as of June 30, 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see Note 2.2., 2.4. and 2.5. to the consolidated financial statements).

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company and Telefónica de Argentina S.A. (“Telefónica”) will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company and Telefónica will not default in the payment of their debt, with regard to the classification of their noncurrent debt;

•	the valuation of the goodwill generated by the Company’s investment in Telefónica, based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.5.i) to the notes to the consolidated financial statements).

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company and Telefónica believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica’s management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to their financial position, as well as to Telefónica’s results of operations. Telefónica’s management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentine require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method for tariff projections. Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica’s Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts.

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Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

Telefónica has estimated based on current assumptions that the carrying amount of its fixed assets for the telecommunications business of 5,086 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets) and tax on minimum presumed income of 43 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets) of Telefónica and Telinver as of June 30, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica’s current estimates of future cash flows within the scope of the Transfer Contract;

•	the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and in the opinion of legal counsels (see Note 13. to the consolidated financial statements with respect to unreserved contingencies);

•	the Company’s and Telefónica’s Management assess the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s and Telefónica’s management consider the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning. This assessment is carried out on the basis of a series of internal projections which are updated to reflect most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 12.1 to the notes to the consolidated financial statements), the Company and Telefónica have established an allowance against their net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

•	the creation of allowances in Telefónica, amounting to 323 million out of 392 million past-due receivables, based on Telefónica’s Management estimates of possible future collection terms and conditions; and

•	Telefónica has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.8. and 15.1 to the consolidated financial statements. Note 15.1 describes the characteristics of the Patriotic Bonds. Telefónica has valued and disclosed its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Telefónica has made its estimate on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Notes 2.5.b) and 15. to the financial statements).

The preparation of financial statements in conformity with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may significantly differ from those estimated by the Company’s and Telefónica’s Management. See Note 21. to the consolidated financial statements.

The financial statements include the effect derived from regulations in economic and exchange matters known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Argentine Government may undertake in the future will be reported in the financial statements as Management becomes aware of them. See Note 21. to the consolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions (“RTs”) Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

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These new rules were approved, with certain amendments, by the CNV in its Resolution No. 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 with the possibility of applying them in advance.

For that reason, the Company’s and Telefónica’s financial statements have been prepared in accordance with the accounting standards, approved by the CPCECABA and with the amendments adopted by the CNV (see Notes 2.2. and 2.4. to the consolidated financial statements).

The main amendments introduced by the new accounting standards, in accordance with Resolution No. 434/03 of the CNV, applicable to the Company and to its controlled companies are: a) the accounting measurement of certain receivables and liabilities at their discounted value, b) the recognition of derived financial instruments at their fair value at the date of the measurement, (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs No. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD 5/2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s Operating and Financial Review and Prospect, the approval of the above mentioned RT is pending by the CNV.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica’s business; and

•	the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rúa. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game and agreements as it had been played so far: Argentina unilaterally announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $ 1.40 = US$ 1.00, that after a liberalization of the exchange market plummeted to around $ 4.00 = US$ 1.00 but eventually recouped in levels such as $ 3.00 = US$ 1.00 in recent months). Coupled to the devaluation, the government ordered what was known as an “asymmetric pesification” of the economy where bank deposits ($ 1.40 = US$ 1.00), liabilities ($ 1.00 = US$ 1.00) and the public debt were converted into pesos at a rate of $ 1.40 = US$ 1.00; public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called “corralón”), restrictions on cash withdrawals (the “corralito”) were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions. All these governmental actions had the effect of pushing the devaluation even deeper, since any cash trickling out of the financial system was used to purchase dollars. At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets.

Conditions have stabilized in late 2002 (principally in financial terms and in general economic activity). An announcement that early presidential elections will be held in March 2003 (though subsequently postponed to April

4

2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an end. This decision and certain positive attitudes adopted by the government eased the way for the resumption of talks with the IMF with a view to rescheduling short-term payments due through late 2003 on Argentina’s foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country’s Central Bank reserves. Though a final agreement on the conditions for such debt rescheduling had not been reached with the IMF by the end of 2002 to enable similar negotiations with all other agencies (particularly the Interamerican Development Bank (IDB) and the World Bank (WB)), negotiations continued at a heightened pace in January 2003 and a transitional, short-term agreement was eventually reached. Under this agreement (covering only the January-August 2003 period), US$6.6 billion in payments due to the IMF and US$4.4 billion due to the IDB and the WB (plus US$5 billion owing to the IMF under SRF loans made in 2002, which brings the amount of rescheduled payments to an aggregate US$16 billion) have been rescheduled to a longer term. However, most of the pending issues claimed by the international community have been ceded to the current administration of Kirchner, who, since he took office, is trying to affirm governance based on the low number of votes obtained at first round elections (22% out of total) and due to the fact that the run-off did not take place, which would have allowed him to enlarge and affirm the support necessary to manage the local and foreign pending issues in the future.

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-US dollar exchange rate around $ 3.45 = US$ 1.00 since August 2002 (closing at $ 2.80 = US$ 1.00 on June 30, 2003) and simultaneously, a partial replenishment of liquid Central Bank reserves, even though payments of principal and interest by the Government continued to be made to international multilateral lending agencies; since the beginning of 2003, such restrictions started to be loosened in order to hold back the fall in the Dollar exchange rate. For example, as from May, it will no longer be necessary to obtain the Argentine Central Bank’s consent in order to make principal and interest payments. This required consent affected numerous companies which had foreign creditors.

So far, the recent measures have had no material impact on the demand for US dollars, and the appreciation of the peso continues hand in hand with positive real interest rates. Stability and the ensuing decrease in the US dollar quotation has fostered investments denominated in pesos, such as fixed term deposits, Central Bank Bills (LEBAC) or stock investments, gradually reducing interest rates, which currently stand at approximately 6.0% per annum for 30 to 60 day terms, compared to 78.0% per annum in July, 2002.

This stability also managed to rein in domestic prices, both on the retail and wholesale fronts in the last six month period. Over the past 12 months in 2002 (retail prices: +41.00% and wholesale prices: +118.00%), inflation escalated at a lower than initially anticipated pace, a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the US dollar. This unexpected performance was the result of a virtual freeze on wages and a very high rate of unemployment and underemployment that severely impacted on domestic demand and, in addition to the freeze on public utility rates, kept retail prices from climbing higher. In the first semester of fiscal year 2003, the Argentine peso accumulated a 17% appreciation, with the exchange range at $ 2.8 = US$ 1.00. Retail prices (as measured by the Consumer Price Index) accumulated +2.1%, while wholesale prices (as measured by the Wholesale Price Index) accumulated a decrease of 2.6%.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a slowdown in recession and even a gradual reversal of the sectors indicators, though no claim can as yet be assertively made that recovery is on the firm. One way or the other, a strong reshuffle in relative prices and the improved competitiveness of Argentina’s goods following the devaluation of its currency communicate their beneficial effects to exporters and businesses engaged in producing substitutes for lightweight imports. This is particularly evident in the behavior of the manufacturing industry, construction, sectors related to primary and agribusiness exports and partly in the tourism services, whereas the remaining supply of services seems to have stabilized in the last months. This trend towards the improvement of the activity will continue during April-June, pursuant to certain indicators, although there will be some deceleration signs. In the first quarter of 2003, there was an actual annual GDP increase of 5.4% a year, after 17 quarters of continuous drop, and an annual 10.8% contraction at the end of year 2002, which meant the most severe recession of the Argentine history.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. In the course of 2002, quantities shrank slightly (-1%) which indicates that, at least in the short term, a devaluation is not the ideal recipe to boost exports with the lack of credit lines for production and exports being a key element. As regards imports, the process seen in the prior year is now more marked, showing a 54% decrease in the quantities bought. Therefore, the trade account surplus was considerably broader: the amount at year-end was US$ 16.4 billion. During the first six months of 2003, dynamism in both imports and exports increased gradually even though compared to the period of highest uncertainty of the Argentine crisis.

The reversal in the trade account (both in terms of goods and non-financial services) and the restrictions on remittances abroad translated into a surplus in the current account for fiscal year 2002. This surplus financed the

5

flight of capitals from the banking system, especially during the first months of the year; while the rest was financed by a fall in the Central Bank’s liquid reserves. The capital account showed major fund outflows in spite of the restrictions imposed on the exchange market – which have been substantially lifted – as during the first months of 2002, the major portion of the capital drainage in the financial system turned to the purchase of U.S. dollars. In turn, the private non-financial sector honored debt commitments during the year, as did the non-financial public sector that had honored debt commitments with multilateral credit agencies. During the first quarter of 2003, the external accounts evidenced the general behavior of the last quarters, showing a significant gain in the current account higher than the deficit of the principal account, which results in a net accumulation of reserves in the BCRA.

The pace of recovery expected for the rest of 2003 is slow even in comparison to the low levels seen in 2002 as a result of the continued lack of private financing derived from the closure of external markets and the absence of a restructuring process in the financial system. In addition, exports would not yet succeed in becoming a growth driver in spite of the expectations related to a high exchange rate in real terms. The inflation rate would reach positive levels based on the partial recovery of salaries in real terms and the marginal adjustment of public tariffs while expecting a review of the general framework; although there is concern about the monetary expansion rate that may press the price general level. Therefore, the pass-through level (transfer of the devaluation rate to the inflation rate) would continue to increase because is expected a positive inflation rate against the currency appreciation (peso) for year-end. Unemployment would be still high although the official measurement of unemployment rate would be reduced by including the beneficiaries of current Household Head Plans as employed and as a result of the economic cycle.

Prospects related to the exchange rate are aimed at the appreciation of the Argentine Peso with respect to the levels at the end of year 2002. The supply flows based on the trade surplus and the capital inflow /repatriation will continue more than compensating the weak demand in the exchange markets. The real exchange rates would be slightly positive and the reduction in the volume of loans to the private sector would continue based on the fact that the bank compensation and the possibility of enforcing secured loans have not been decided yet; deposits continued oriented to the potential needs for bank liquidity.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	June 30,
	2003	2002
Whole Sale Price Index (% change) (1)	(2.5)	96.6

(1)	Price index figures are for the six-month periods ended June 30, 2003 and 2002.

	June 30,
	2003 (3)	2002 (2)
Gross Domestic Product (annual % change)	5	(14.9)

(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems and (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the

6

depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price cap, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI (“Consumer Price Index”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree No. 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree No. 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law No. 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree No. 1,839/2002.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Argentine Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for purpose of ensuring the continued availability, safety and quality of the services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the power supply and gas rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s clients the impact of the tax on checking account transactions imposed by Law No. 25,413 and paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis of the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted and with its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

In addition, on July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of public telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be ensured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is likely that after a certain time period this tariff regime shall not maintain the value of tariffs in US Dollars or in constant Pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Agreement, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of

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issuance of these Operating and Financial Review and Prospect, Telefónica’s Management may not predict the final outcome of the renegotiation required by the Public Emergency Law nor the tariff regime to be imposed in the future or when such outcome shall take place.

Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

All references made below to 2003 and 2002 are for the six-month periods ended June 30, 2003 and 2002, restated as described in Note 2.2. to the consolidated financial statements.

As explained in Note 2.1. to the consolidated financial statements the Company has consolidated, line by line, its statement of operations for the six-month period ended June 30, 2003 with the consolidated statements of operations included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the six-month period ended June 30, 2003. Additionally, considering the change in the fiscal year-end from September 30 to December 31 of each year (see Note 2.3. to the notes to the consolidated financial statements), the statements of operations as of June 30, 2002, comprise the six-month period between January 1 and June 30, 2002, to enable comparison with the results and variations for the six-month period ended June 30, 2003. The above-mentioned statements were calculated by the Company by subtracting from the amounts corresponding to the financial statements for the nine-month period ended June 30, 2002, the amounts corresponding to the financial statements for the three-month period ended December 31, 2001, after computing the effects of the new accounting principles (see Note 2.4. to the consolidated financial statements) and of the mechanism to restate amounts in constant currency described in Note 2.2. to the consolidated financial statements.

COINTEL REVENUES

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock and its sole substantial source of cash revenues is dividends paid on such stock.

Net Revenues

Net revenues decreased by 27.1% to 1,337 million in 2003 from 1,835 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 35% in prices measured in real terms.

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The following table shows operating revenues in millions of pesos by category of services for the six-month periods ended June 30, 2003 and 2002 restated as described in Note 2.2 to the consolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Basic telephone service
Measured service	391	552
Monthly basic charges (1)	325	504
Special services	169	238
Installation charges	14	29
Public phones	91	136
Access charges	170	189
International long-distance service	51	52
Telephone equipment	5	15
Publishing of telephone directories	12	21
Other	109	99

Total	1,337	1,835

(1)	Includes monthly basic charges and charges for supplemental services.

The main variation (in million pesos, restated as described in Note 2.2. to the consolidated financial statements) refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service decreased by 29,2% to 391 million in 2003 from 552 million in 2002. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 35% as a result of applying the same rate per telephone pulse of $0.0469 in each period in the inflationary context previously described, (ii) an approximate decrease in the average number of billable lines (fixed charge lines) of 4%, in the number of local lines and a decrease in the average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). These effects are partially mitigated by a decrease in commercial discounts and in discounts for low consumption in 2003 compared to 2002 and by a 9.6% increase in average urban and inter-urban consumption by line.

Monthly basic charges decreased by 35.5% to 325 million in 2003 from 504 million in 2002. The variation was mainly due to the rate reduction in real terms of about 35% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously, and to a decrease in subscriptions mainly due to customers who have been disconnected for non-payment during fiscal year 2003. These effects were partially offset by a reduction in the discounts granted to customers.

Special services decreased by 29% to 169 million in 2003 from 238 million in 2002. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access, mainly offset by a 27% increase as minutes used in pre-paid cards and a 9% increase in Internet traffic.

Revenues from installation charges decreased by 51.7% to 14 million in 2003 from 29 million in 2002. The change was principally due to a decrease in prices in real terms.

Revenues from public phones decreased by 33.1% to 91 million in 2003 from 136 million in 2002. The decrease was mainly due to: (i) a drop in prices (net of commissions) in real terms; (ii) a 12.4% decrease in the average lines of public telephony service slightly offset by a 9% increase in the average consumption by line.

Access charges revenues as of June 30, 2003 and 2002, amounted to 170 million and 189 million, respectively, representing a decrease of 10.1%. This variation was mainly due to (i) a decrease in charges in real terms as a consequence of the convertion into pesos of the agreements between private parties partially offset by the recognition of the subsequent price re-negotiation with suppliers (see Note 2.5.o) to the consolidated financial statements); and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 1.9% to 51 million in 2003 from 52 million in 2002. This change was mainly due to 17% increases in tariffs (net of discounts to customers) in real terms and to 28%

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increases in prices to correspondents in real terms, offset by a decrease in the incoming and outgoing traffic liquidated with other international carriers in the region of 4.9% and 16.8%, respectively, as well as a 32% decrease in customers’ outgoing traffic.

Revenues from sale of equipments and telephone accessories dropped from 15 million in 2002 to 5 million in 2003, representing a 66.7% decrease. This variation is mainly due to a decrease in prices in real terms and to a 4 million decrease in the sales of cell phones and IT equipment, slightly offset by a 1 million increase in the sales of fixed terminals.

Revenues from the publishing of telephone directories were 12 million in 2003 that compared with 21 million in 2002 represent a decrease of 42.9%. This variation is mainly due to a drop in the prices in real terms, slightly offset by a re-scheduling in the distribution of phone directories.

“Other” income rose to 109 million in 2003, from 99 million in 2002 which represent an increase of 10.1%. This variation is mainly due to a 7 million increase in sales of Direct Lines and a 16 million increase in services to related companies, specially direct lines and broad band, offset by a decrease in income in real terms.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 28.3% to 1,232 million in 2003 from 1,718 million in 2002.

The following table shows the breakdown of expenses for the six-month periods ended June 30, 2003 and 2002, restated as described in note 2.2. to the consolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Salaries, social security taxes and other personnel expenses	171	263
Depreciation (1)	645	702
Fees and payments for services	241	319
Management fee	55	80
Material consumption and other expenditures	27	28
Allowance for doubtful accounts	4	172
Sales cost	4	20
Other	85	134

Total	1,232	1,718

(1)	Excluding the portion corresponding to financial expenses.

The main variations (in million pesos, restated as described in note 2.2. to the consolidated financial statements) refer to:

Salaries and social security taxes and other personnel expenses decreased by 35% to 171 million in 2003, from 263 million in 2002. The variation was mainly due to a drop in real terms in salaries during 2003 and a personnel reduction in Telefónica, which decreased to 8,781 in 2003 from 9,393 in 2002.

The productivity index, measured as lines in service by employee grew from 474 in 2002 to 489 in 2003, which represents a 3% increase.

Total depreciation presented a decrease to 645 million in 2003, from 702 million in 2002. The decrease was mainly due to assets that were no longer depreciated after June 30, 2002, offset by the completion of several works in progress.

Fees and service charge decreased by 24% to 241 million in 2003 from 319 million in 2002. The variation was primarily attributed to a reduction in service costs in real terms and particularly in historical amounts, there was a decrease in: i) commissions on sales: 1 million; and network maintenance: 9 million; offset by an increase in i) technical services and IT: 12 million; ii) costs with related companies: 3 million; iii) publicity: 4 million, iv) expenses related to building refurbishing: 9 million; and v) interconnection charges with other carriers for 9 million mainly generated by the result of the renegotiation with other long-distance operators.

The charge for the allowance for doubtful accounts decreased to 4 million in 2003 from 172 million in 2002. This represents a 97.7% decrease. The decrease is mainly due to the fact that in 2002 Telefónica prepared a new estimate, compared to the prior year, taking into account the effects of the economic crisis, possible collection

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terms and conditions resulting from debtors in arrears. The improvement in collection for customers corresponds to different plans, from the end of 2002, designed to manage overdue balances and collections.

Costs for consumption of materials and other supplies decreased from 28 million in 2002 to 27 million in 2003, which represents a 3.6% decrease. This decrease is due to a drop in charges in real terms partially offset by an increase in consumption in currency at year-end.

The cost of sales, which consist of telephone equipment, telephone accessories and other supplies, decreased to 4 million in 2003, from 20 million in 2002, representing an 80% decrease. This reduction in the cost of sales is mainly due to the decrease in charges in real terms and to a drop in the sales of certain equipment.

Charges for management fees dropped from 80 million in fiscal year 2002 to 55 million in fiscal year 2003, which represents a 31.3% decrease. The reason for this is basically a decrease in gross margin in real terms and a decrease in the percentage used to determine the obligation, from 9% to 4% as described in Note 10.2.3. to the consolidated financial statements.

The charge to income of other operating costs decreased from 134 million in 2002, to 85 million in 2003, which represents a 36.6% decrease. The variation was mainly due to the decrease in costs in real terms. Particularly, in currency at year-end, there was a 10 million decrease in leases, offset by taxes, charges and contributions by 5 million and insurances by 4 million.

Depreciation of goodwill on investment in Telefónica

Goodwill on investment in Telefónica corresponds to the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method and consequently there was no variation in 2003 as compared with 2002.

Other Expenses, Net

Other expenses, net decreased to 34 million in 2003 from 52 million in 2002, representing a 34.6% variation. Such decrease is mainly due to a decrease in charges in real terms. The variation in real terms mainly results from a reduction in contingency charges of approximately 25 million that was partially offset by a 6 million increase in employee termination charges.

Financial Gains and Losses

Consolidated gross capitalized interest totaled 2 million in 2003 and 8 million in 2002. In 2003 and 2002, net financial gains and losses amounted to a gain of 889 million and a loss of 4,949 million, respectively, representing a reduction in such charges of 5,838 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 1,206 million in 2003. In addition, interest charges increased by 59 million, to a loss of 301 million in 2003 from a loss of 242 million in 2002.

Income Tax

The charge to income of 51 million in 2002 corresponds to the reversal of net deferred taxable liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 2.5.m) to the consolidated financial statements).

Net income/loss

Net income increased from a loss of 3,322 million in 2002 to a gain of 663 million in 2003.

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in Telefónica’s financial statements. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2

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million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by Telefónica in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

Additionally, Telefónica calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that Telefónica’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

Valued Added Tax: VAT does not have a direct impact on the results of operations of Telefónica. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on total monthly revenues from Telefónica for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see Note 14. to the consolidated financial statements).

The following activities: print media, radio and freight transportation are exempt from such repeal until July 31, 2003.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

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Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at 500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulletin on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in Telefónica’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At Telefónica’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes Telefónica, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

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Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of 100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of 130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of 150 monthly payment to be made between March 1 and June 30, 2003.

Decree No. 905/03 increased the non-wage allowance referred to above to $200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of $28 a month during 8 months until the total amount of $224 is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it be fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount be eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and freight transportation activities were outside the scope of the above repeal.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by Telefónica through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

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Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which the company residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25,585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers the company to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

Decree No. 998/03 and General Resolution No. 1,497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

Liquidity and Capital Resources

In 2003 and 2002, the Company borrowed funds from TISA to manage its liquidity and Telefónica used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s cash and cash equivalents amounted to 591 million and 343 million as of June 30, 2003 and 2002, respectively. Cash and cash equivalents in 2003 increased by 192 million, equivalent to 48.1% from 399 million at the beginning of such period. As of June 30, 2003, 83% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 6% as of June 30, 2003.

Cash provided by operating activities in 2003 decreased by 303 million, or 32.8%, to 620 million in 2003 from 923 million in 2002. The decrease was mainly due to the variation in real terms suffered by the economy during 2002.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 21. to the consolidated financial statements, as of the date of issuance of these Operating and Financial Review and Prospects, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Funds used for the purchase of fixed assets for the six-month periods ended June 30, 2003 and 2002 totaled 41 million and 118 million, respectively (in 2002 net of 46 million of capitalized exchange differences and of 11 million financed by bank and other financial payables).

Telefónica has borrowed funds from major financial institutions in an amount of 314 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met.

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Additionally, Telefónica used other long-term bank credit lines to finance imports from different commercial banks.

As of June 30, 2003, the Company, Telefónica and Telinver owed approximately 2,771 million (approximately US$990 million) to related parties, which matures through September 2003. These loans accrued interests at LIBOR plus 8% or 9% per annum, payable semiannually in the case of the Company and monthly in the case of Telefónica and Telinver. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company and Telefónica that until September 20, 2003 (beyond the due date of such debts): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of June 30, 2003, the Company has classified as current liabilities, maturing in September 2003, a loan of US$7 million (equivalent to 19 million at the exchange rate in effect at June 30, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings, are filed for amounts in excess of certain net equity percentages of the Company, Telefónica or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of this Operating and Financial Review and Prospects, Telefónica and the Company obtained a waiver in connection with those proceedings, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange the Company’s notes for Telefónica’s new notes as described in Note 8.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s negotiable obligations denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s negotiable obligations denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

As of the date of issuance of these Operating and Financial Review and Prospects, pursuant to the exchange transaction described in Note 8.3.1.b), in August 2003 Telefónica assigned as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Class A and B) to TISA, which has settled financial debts of Telefónica in an equivalent amount.

The following table contains a breakdown of Telefónica’s investments in fixed assets (1) for the six-month periods ended June 30, 2003 and 2002.

	Millions of Argentine pesos
	2003	2002 (2)
Land, buildings and equipment	—	1
Transmission and switching equipment	12	61
External plant	2	12
Telephone equipment	7	7
Materials	10	12
Other	10	36

Total	41	129

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.
(2)	In 2002 net of 46 million corresponding to the capitalization of exchange differences.

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Goodwill’s booked value generated by the investment in Telefónica and fixed assets relating to Telefónica’s Telecommunication business recorded as of June 30, 2003, were valued calculating their recoverable value on the basis of the Company’s and Telefónica’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which as described in Note 12.1. to the notes to the consolidated financial statements, derive from the pending renegotiation with the Government, whether the amounts booked for such assets, as of June 30, 2003, of 335 million and 5,086 million (amount calculated considering the Company’s 64.83% interest in Telefónica’s respective assets), respectively, are fully recoverable depends on the final outcome of the above mentioned matters.

Exchange of Negotiable Obligations

On May 19, 2003 Telefónica’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly offered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.8 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220.1 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$51.9 million in cash. Additionally Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Class A notes issued in July 1997 for US$225 million and Class B notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.2 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Class A and Class B). In addition, Telefónica issued $0.2 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Class B notes. Additionally, as described in Note 8.3.3., Telefónica transferred the Company’s notes to TISA which were acquired in the exchange offer in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

After the exchange completed on August 7, 2003, Telefónica’s outstanding notes and amounts are as follows:

Month and year of issuance	Nominal amount (in millions)	Term (in years)	Maturity (month and year)	Annual interest rate (%)	Use of proceeds
11/94	US$81	10	11/2004	11.875	a)
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.8	4	11/2007	11.875	b)
08/03	US$220.1	7	11/2010	9.125	b)
08/03	$0.2 (c)	8	11/2011	10.375	b)
08/03	US$148.2	8	11/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities
c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

Telefónica’s shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

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Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables as of June 30, 2003 amounted to approximately US$2,060 million (approximately 5,771 million), 22 million euro (approximately 72 million), and 8,373 million Japanese yen (approximately 196 million).

As of June 30, 2003, the Company also had the equivalent of approximately 195 million of trade and other payables denominated in foreign currencies.

Approximately 156 million are denominated in U.S. dollars. Approximately 678 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, under Convertibility Law between peso and dollar, in connection with its 8.3 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of June 30, 2003, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$93 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders equity.

Additionally, in December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, under Convertibility Law between peso and dollar, in connection with Telefónica’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company, Telefónica and its controlled company:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years		3-4 years		4-5 years	After 5 years
Contractual obligations
Bank and financial payables (1)	7,060	3,253	2,169	(2)	356	(2)(3)	1,163	119
Other long-term obligations (4)	749	565	56		24		22	82

Total contractual cash obligations	7,809	3,818	2,225		380		1,185	201

Other commercial commitments (5)	120	54	52		13		1	—

Total commercial commitments	120	54	52		13		1	—

(1)	Includes preferred stock and preferred dividends.
(2)	Includes 17 million and 8 million, respectively, corresponding to a loan whose original maturity date was noncurrent and that the Company has classified as current liabilities as of June 30, 2003, maturing in September 2003, regarding the maximum term provided by the waiver mentioned in Note 10.2. to the notes to the consolidated financial statements.
(3)	Includes US$71 million face of negotiable obligations, due July 2006. Under their terms, holders may demand that the bonds be redeemed after July 1, 2004 (see Note 8.3.1. to the notes to the consolidated financial statements).
(4)	Includes 194 million in foreign currency liabilities as of June 30, 2003.
(5)	Includes 26 million principally related to certain frame agreements, which Telefónica will apply of in accordance to Telefónica’s needs.

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Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at June 30, 2003. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at June 30, 2003. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and Development, Patents and Licenses.

The Company does not incur any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical Data

The following table provides certain basic information relating to the development of Telefónica’s domestic telephone system.

	June 30, 2003	June 30, 2002
Billable lines of measured service	3,727,659	3,748,252
Lines installed	4,893,394	4,887,160
Lines in service	4,575,873	4,447,370
Lines in service per 100 inhabitants	23.9	24.4
Lines in service per employee	521.1	473.5
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	100,825	108,856

Prospects of the Company and Telefónica

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock. Therefore, the information about trends that follows corresponds to Telefónica’s business.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first semester of 2003, including slight wholesale price index deflation during the last quarter of 2002 and increases in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company and Telefónica continue to operate in a very difficult and volatile environment. In particular, the Company and Telefónica expect that the following circumstances may have a material effect on the results of their operations in future periods:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s and Telefónica’s need to roll over current liabilities and to continue obtaining waivers from their creditors;

•	how the government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s and Telefónica’s results of operations are very susceptible to changes in the peso/dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially most of their liabilities are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s and Telefónica’s operations and their financial position. The Company and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

Limited review report of independent public

accountants on interim financial statements

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (“the Company” - an Argentine Corporation) and its consolidated subsidiary, Telefónica de Argentina S.A. (“Telefónica”), as of June 30, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the six-month period then ended, prepared according to generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“Argentine GAAP approved by CPCECABA”) applicable to consolidated financial statements, all stated in millions of pesos as indicated in paragraph 9 of this report.

2.	The above-mentioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our limited review with the scope mentioned in paragraphs 3 and 4.

3.	We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.	We have not reviewed the financial statements of Telinver S.A. as of June 30, 2003 which were used by Telefónica to prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver S.A. as of June 30, 2003 amounts to $23 million (amount calculated considering the Company’s indirect ownership interest in such company) and the results of Telinver S.A. computed in the consolidated financial statements for the six-month period ended on that date for the investment in this company

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amounted to a net income of $7 million (amount calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated August 1, 2003, with an observation related to uncertainties about Telinver S.A.’s ability to continue as a going concern and the recoverability of accumulated minimum presumed income tax credits for a booked value of $4 million. Therefore, paragraph 10 of this report, with regard to the figures included in the Company´s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

5.	During 2002, a deep change was implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 that included, among other measures, the devaluation of the Argentine peso with respect to the US dollar and conversion into pesos of certain assets and liabilities originally denominated in foreign currency, as well as the introduction of foreign exchange control measures, which main effects are referred to in note 21 to the consolidated financial statements. The future development of the economic crisis may require further measures by the Argentine Government, which could include changes to measures already adopted. Our audit report on the consolidated financial statements of the Company as of and for the three-month fiscal year ended December 31, 2002, dated February 18, 2003, makes reference to government imposed restrictions for making money transfers abroad that were in force as of the date of such report and to their potential effect on the ability of the Company to settle its liabilities with foreign creditors. Subsequently, such restrictions have been substantially lifted.

6.	Note 21 to the consolidated financial statements as of June 30, 2003 refers to the effects on the financial statements of the Company of the measures implemented by the Argentine Government, in accordance with the evaluations and estimates made by the Company’s and Telefónica’s Management as of the date of issuance of the financial statements. Future final results could differ from the estimates made by the Company and Telefónica and such differences could be material. Consequently, the consolidated financial statements may not include all the adjustments that could result from the final outcome of these situations and must be read considering these circumstances. In particular, as described in more detail in note 12.1 to the consolidated financial statements, under Law N° 25,561 Telefónica will have to renegotiate with the Government the rate scheme to be effective in the future. Given the renegotiation process currently under way, Telefónica cannot predict with precision the future rate scheme or, consequently, the amount of its future revenues and net cash flows. Therefore, whether the participation of the Company in the

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amount booked of fixed assets and minimum presumed income tax credit by Telefónica corresponding to the telecommunication business as of June 30, 2003 of $5,086 million and $43 million, respectively, (see notes 2.5.g) and 2.5.m) to the consolidated financial statements as of June 30, 2003), and the booked amount of goodwill related to the Company´s investment in Telefónica as of June 30, 2003 of $335 million (see note 2.5.i) to the consolidated financial statements as of June 30, 2003), are fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations and cash flows. Additionally, as indicated in note 8.1. to the consolidated financial statements, as of June 30, 2003 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency. The Company’s and Telefónica’s ability to meet their current debt will depend upon the possibility of obtaining financing. The financial statements of the Company and Telefónica as of June 30, 2003 have been prepared assuming that the Company and Telefónica will continue as a going concern. The situations described in this paragraph raise substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The consolidated financial statements as of June 30, 2003 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

7.	As explained in note 2.4. to the consolidated financial statements, by application of General Resolution No. 434/03 of the National Securities Commission (CNV), the financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the CPCECABA when they were adopted through various resolutions, and certain other modifications introduced by the CNV. The changes introduced are explained in the aforementioned note to the consolidated financial statements.

8.	In accordance with the accounting principles changes to which the preceding paragraph refers, the consolidated balance sheet as of June 30, 2003 as well as the related additional disclosures must be presented in comparative form with figures as of December 31, 2002, expressed in constant pesos (see paragraph 9 of this report). On February 18, 2003 we issued our audit report on the consolidated financial statements of the Company as of December 31, 2002 expressing a qualified opinion under generally accepted auditing standards in Argentina due to uncertainties regarding the recoverability of the booked value of certain assets and the Company’s and Telefónica’s ability to continue as a going concern (see paragraph 6 of this report) and to the lack of recognition of the effects of the new professional accounting principles (which the Company has recognized in the figures as of December 31, 2002 included for comparative purposes in the

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accompanying consolidated financial statements). Such audit report states that with respect to the figures corresponding to the Company’s indirectly consolidated subsidiary, Telinver S.A., our opinion was based on the report dated January 30, 2003 issued by other auditors who expressed a qualified opinion under generally accepted auditing standards in Argentina due to uncertainties affecting the balances included in Telinver S.A.’s financial statements as of December 31, 2002 (see paragraph 4 of this report). Furthermore, the consolidated statements of operations, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2003, as well as the related additional disclosures are presented in comparative form with the figures for the same period of the preceding year (figures that the Company has derived using the consolidated financial statements for the nine-month period ended June 30, 2002 and for the three-month period ended December 31, 2001), all expressed in constant pesos as indicated in paragraph 9 of this report. On August 9, 2002 we issued our limited review report on the consolidated financial statements of the Company for the nine-month period ended June 30, 2002 which included no other observations than those regarding the uncertainties which current status is described in paragraphs 5 and 6 of this report. The Company’s consolidated financial statements for the three-month period ended December 31, 2001 were reviewed by other auditors, who issued their limited review report according to generally accepted auditing standards in Argentina, dated February 26, 2002, including observations due to the existence of uncertainties (see paragraphs 5 and 6 of this report). Note 2.7 to the consolidated financial statements states that the Company has incorporated to the figures as of June 30, 2002 presented for comparative purposes the above-mentioned effects of the application of the new professional accounting principles. Such modifications related to the consolidated financial statements as of December 31, 2001 were not reviewed by the other auditors.

9.	As explained in note 2.2. to the consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV established the discontinuance of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles, the restatement of financial statements to reflect the effects of inflation is still in effect. In compliance with the provisions of the aforementioned General Resolution, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the figures been restated for inflation as of the end of the period, the Company’s shareholders’ equity and net income for the period would have amounted to approximately $1,031 million and $502 million, respectively. The consolidated balance sheet as of December 31, 2002 and the consolidated results of operations, changes in

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shareholders’ equity and cash flows for the six-month period ended June 30, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

10.	Based on our review, conducted as described in paragraphs 3 and 4, which did not include all the procedures necessary to enable us to express an opinion on the consolidated financial statements referred to in paragraph 1, we are able to report that:

a)	the consolidated financial statements as of June 30, 2003, referred to in paragraph 1. of this report, take into account all the material facts and circumstances of which we are aware and,

b)	except for the matter described in paragraph 9 of this report and subject to the final outcome of the situations described in paragraphs 4 and 6, we have no other observations on the aforementioned financial statements.

11.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP approved by the CPCECABA, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,
August 8, 2003
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: September 12, 2003